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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f- l [17 CFR 270.8f-l]:

    (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

    (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

    (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(l) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

    (d) The fund has become a business development company ("Business Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0.2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.  No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1.1]; Form N-SAR [17 CFR 274.101].

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SEC's Collection of Information
-------------------------------
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 3507. Responses to this collection of information will not be kept confidential.

SEC 1691 (5-02)  Potential persons who are to respond to the collection of
                 Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

   [ ]  Merger

   [X]  Liquidation

   [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

   [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:

    Bergstrom Capital Corporation

3.  Securities and Exchange Commission File No.:  811-1641

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

    [ ] Initial Application	[X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    221 First Avenue West, Suite 320, Seattle, Washington 98119-4224


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6.  Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Andre W. Brewster, Esq.
    Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation Three Embarcadero Center, 7th Floor
    San Francisco, California  94111-4024
    (415) 434-1600

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l,.31a-2]:

    State Street Bank & Trust		P.O. Box 8200 Company
    (Custodian and Accounting Agent)	Boston, Massachusetts 02266

    EquiServe Trust Company, N.A.	150 Royall Street
    (Transfer Agent)			Canton, Massachusetts 02021

    Dresdner RCM Global Investors LLC	Four Embarcadero Center
    (Investment Adviser)		San Francisco, California 94111

    NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a- 2 for the periods specified in those rules.

8.  Classification of fund (check only one):

    [X] Management company;

    [ ] Unit investment trust; or

    [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [ ] Open-end	[X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    Dresdner RCM Global Investors LLC
    Four Embarcadero Center
    San Francisco, California  94111

    Bergstrom Advisers, Inc.
    P.O. Box 126
    Palo Alto, California  94302



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    Frank A. Branson, Inc.
    1290 Howard Avenue, Suite 323
    Burlingame, California  94010

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    N/A

13. If the fund is a unit investment trust ("UIT") provide:

    (a) Depositor's name(s) and address(es):

    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [ ] Yes	[X] No

If Yes, for each UIT state:

    Name(s):

    File No.:  811- ________

    Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes		[ ] No

        If Yes, state the date on which the board vote took place:

        January 16, 2003

        If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes		[ ] No

        If Yes, state the date on which the shareholder vote took place:

        April 4, 2003

        If No, explain:





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II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X] Yes	[ ] No

    (a) If Yes, list the date(s) on which the fund made those distributions:

        Initial liquidating distribution of $122.75 per share (an aggregate of $122,750,000) paid on April 11, 2003.

    (b) Were the distributions made on the basis of net assets?

        [X] Yes		[ ] No

    (c) Were the distributions made pro rata based on share ownership?

        [X] Yes		[ ] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e) Liquidations only: Were any distributions to shareholders made in kind?

        [ ] Yes		[X] No

        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
    Has the fund issued senior securities?

    [ ] Yes	[X] No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

    [ ] Yes	[X] No

    If No,

    (a) How many shareholders does the fund have as of the date this form is filed?

        618 shareholders of record as of May 5, 2003.

    (b) Describe the relationship of each remaining shareholder to the fund:

        To the fund's knowledge, all shareholders are public shareholders unrelated to the fund, other than the directors and officers of the


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        fund.  Erik E. Bergstrom, chairman of the board of directors of the
	fund, owns (together with his wife and their charitable and family trusts) 28.2% of the outstanding shares of the fund.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [X] Yes	[ ] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

    On April 11, 2003 the fund paid an initial liquidating distribution of $122.75 per share (an aggregate of $122,750,000) to the fund's shareholders of record as of April 4, 2003, in proportion to the number of shares held by them and recorded on the books of the fund. Because the investment adviser of the fund is not responsible for payment of the remaining claims, obligations, and expenses of the fund, as is the case with most fund liquidations, the fund has retained cash (in the amount of $383,805.56 as of May 5, 2003) for the payment of those remaining claims, obligations, and expenses. This reserve is being held in a deposit account in the name of the fund by the fund's custodian. After all of the remaining claims, obligations, and expenses of the fund have been paid, the board of directors will declare a second and final distribution, and, in that second distribution, the fund will distribute to the shareholders of record at that time any reserved or other remaining assets, in the same proportion as the initial distribution. A meeting of the board of directors has been scheduled for May 21, 2003 to declare the second distribution. At the meeting, it is expected that the board of directors will set May 21, 2003 as the declaration date, June 2, 2003 as the record date, and June 6, 2003 as the payment date for the second distribution.

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

    [X] Yes	[ ] No

    If Yes,

    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

        As of May 5, 2003, the fund had cash in the amount of $383,805.56, and no other assets.

    (b) Why has the fund retained the remaining assets?

        To cover accrued but unpaid liabilities and any liabilities that have not yet been incurred (see below).



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    (c) Will the remaining assets be invested in securities?

    [ ] Yes	[X] No

21. Does the fund have any outstanding debts (other than face- amount certificates if the fund is a face-amount certificate company) or any other liabilities?

    [X] Yes	[ ] No

    If Yes,

    (a) Describe the type and amount of each debt or other liability:

        As of May 5, 2003, the fund had the following accrued liabilities, which totaled $123,276.95:

            Accrued transfer agent fees:  $7,947.60

            Accrued officer's salary:  $76,000.00

            Accrued custody fee:  $1,000.00

            Accrued miscellaneous expenses:  $8,452.38

            Accrued directors' fees:  $21,250.00

            Accrued shareholder meeting expenses:  $114.80

            Accrued directors' expenses:  $2,341.39

            Accrued payroll taxes:  $6,170.78

        In addition, the fund is expected to incur the following additional liabilities, which total $50,000.00:

            Legal fees:  $50,000.00 (estimate)

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

        The fund has retained cash and assets, as set forth above, to pay these liabilities.

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or
        Liquidation:

        (i)   Legal expenses:  $100,000.00 (estimate)

        (ii)  Accounting expenses:  None

        (iii) Other expenses (list and identify separately):

        	Proxy solicitor fees:  $11,918.00 (estimate)

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                Proxy printing and mailing expenses: $12,700.48 (estimate)

                Shareholder meeting expenses:  $1,000.00 (estimate)

        (iv)  Total expenses (sum of lines (i)-(iii) above):
              $125,618.48 (estimate)

    (b) How were those expenses allocated?

        All liquidation expenses were allocated to the fund.

    (c) Who paid those expenses?

        Bergstrom Capital Corporation

    (d) How did the fund pay for unamortized expenses (if any)?

        N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ] Yes	[X] No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ] Yes	[X] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ] Yes	[X] No

    If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the Merger: 811- _________

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the




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        agreement was filed: (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.






















































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                               VERIFICATION

    The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Bergstrom Capital Corporation, (ii) he or she is the

president of Bergstrom Capital Corporation, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken.  The undersigned also states that the facts set forth in this amended

Form N-8F application are true to the best of his or her knowledge,

information, and belief.





Date:  May 7, 2003               ____________/s/______________
                                 William L. McQueen, President






























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